10/23

02055739

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tradehold Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 1 3 2002
THOMSON
FINANCIAL

FILE NO. 82- 5238 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 11/5/02

82-5238

AR/S
6-30-02

TRADEHOLD LIMITED
annual report 2002

TRADEHOLD
LIMITED

Contents

TRADEHOLD
LIMITED
REGISTRATION NUMBER 1970/009054/06

Positioning

Although a South African based investment holding company, Tradehold holds no material assets in this country. Its principal business at present is an indirect interest of 55% in UK based Brown & Jackson plc, which is listed on the London Stock Exchange. Brown & Jackson's main business is variety discount retailing and its main objective to meet profitably the needs of consumers with a lower discretionary spending power. The product offering, the store environment and the cost base are all rigorously targeted to achieve this aim. Brown & Jackson conducts its business through four main operating subsidiaries – Poundstretcher, Your More Store, What Everyone Wants and The Famous Brunswick Warehouse. The chains are managed as separate businesses with different identities and different product offerings. Together they operate 759 outlets, 743 in the United Kingdom and 16 in Poland.

Board of directors



C H WIESE (60) #

BA LL B, D Com (HC)
chairman



D H ANDERSON (64) * (1)

B Com, FCS AEP (Unisa), SMP (Harvard)



J W BASSON (56) * (1)

B Com, CA(SA)



J J FOUCHÉ (54) * (1)

B Com LL B



C MOORE (52) # o

B Com, CA(SA)



C STASSEN (52) # (2)

B Com, CA(SA)

Executive

* Non-executive

o Member of audit committee

(1) Resigned 30 June 2002
(2) Appointed 15 November 2001
(3) Appointed 2 July 2002



J VISSER (54) #

B Com, CA(SA)



G BERNARD (66) * o (3)

Dipl HEC (Paris), Dipl Expert comtable

Group profile

	Poundstretcher	What Everyone Wants (WEW)	Your More Store (YMS)	The Famous Brunswick Warehouse (TFBW)
Turnover (£m)	267,4	93,3	55,2	33,5
Number of stores (at year-end)	338 UK 16 Poland	120 WEW 16 Bargain Express	200	69
Geographical spread	All of UK Poland	N Ireland Scotland Midlands	N Ireland Scotland NW, NE England	Scotland Midlands NW, NE England
Product range	Clothing Footwear Domestic hardware Household textiles Fast moving consumer goods	Clothing Footwear Household textiles	Clothing Footwear Housewares	Predominantly footwear Clothing Accessories
Chief executive	Marius Koch	Daan Venter	Johan Visser	Mark Blackburn
Effective holding	100%	100%	100%	100%
Average store size (m²)	700	1 050	286	443
Number of staff	5 289	2 507	1 536	739
Target market	D C1 C2 E	B C1 C2 D	E D C2 C1	D E C2 C1

Chairman's statement

"Brown & Jackson's poor financial performance was the result of an aggressive growth strategy aimed at increasing its competitiveness on a national basis in the UK."

C H Wiese



Tradehold's results for the 53 weeks to 6 July 2002 were severely affected by the operating loss suffered in that same period by Brown & Jackson, the listed UK retailer of which it now holds 55%. As this investment is by far Tradehold's biggest asset, the results of Brown & Jackson to a very large extent determines the company's financial performance.

Brown & Jackson has reported an operating loss for the period of £19,2 million before amortisation, impairment of goodwill and gain on investment (2001: profit of £12,6 million). This equates a loss per share of 27,0p against an earnings per share of 5,7p in 2001.

Although competition in the UK variety discount sector intensified during the period, Brown & Jackson's disappointing performance resulted to a large extent from internal problems in many areas of the business. The reasons for these problems and the remedial action taken are discussed in greater detail under the heading operational review.

Financial results

Tradehold increased turnover by 43,5% to R6,824 billion (2001: R4,756 billion). This increase was mainly due to the depreciation of the rand against the pound during the 53-week period and Tradehold suffered an operating loss of R269 million as against an operating profit of R135 million in 2001. Interest and exceptional items increased the pre-tax loss to R338 million. However, a tax credit of R15 million and an outside shareholders' interest of R119 million reduced the net loss to R204 million (2001: profit of R60 million).

The headline loss per share was 60,7 cents as against headline earnings of 48,6 cents the previous year. The company did not declare a dividend.

Tradehold's balance sheet nevertheless remains strong, with short-term loans and bank overdrafts reduced from R825 million to R43 million. This follows a rights issue during the year which netted R541 million. In addition, the company has cash assets of R331 million and generated cash flow of R155 million from operations (2001: R62 million).

Operational review

During the period under review only Poundstretcher, the largest business unit in the group, reported a profit, and even its profitability was under considerable pressure. The other three chains – What Everyone Wants, Your More Store and The Famous Brunswick Warehouse – which together contribute about 40% to group turnover, all suffered losses.

Brown & Jackson's poor financial performance was the outcome of an aggressive growth strategy instituted in 2000 and aimed at increasing its competitiveness on a national basis in the UK. However, this strategy was not supported by adequate resources due to an extensive cost-cutting programme introduced at more or less the same time. This resulted in under-investment in crucial areas such as management, information systems and staff development at a time when such investment was most needed. And with management focusing on growth, other crucial areas were neglected, such as store upgrades, product selection and logistics management. One of the consequences of the latter was a large accumulation of old and slow-moving stock in stores across the chains.

In the second half of the year an extensive programme was instituted to turn the various businesses around and to restore the loss-making ones to profitability while at the same time shoring up Poundstretcher in order to further improve its profit potential. To enable management to implement this programme effectively, the rapid expansion programme was curtailed and only 25 new stores were opened compared to 107 in 2001. At the end of the period the group was operating from 759 stores. Of these, 16 stores are located in Poland where it trades under the Poundstretcher banner.

As part of the rehabilitation of the various businesses far-reaching management changes were introduced from the top down and a number of key executives were either replaced or given different responsibilities in an effort to strengthen the leadership in the group.

A number of operational areas are being addressed simultaneously by special management teams assembled for this purpose. Much attention has been focused on cleaning up accumulated stock and moving it out of the businesses. This was achieved to a large extent by the year-end, but has resulted in the group incurring heavy write-downs, which greatly affected the bottom-line.

Extensive reviews were conducted of each business, and programmes implemented to increase their competitiveness in the market place to restore them to profitability. Much of the attention focused on What Everyone Wants and The Famous Brunswick Warehouse, the two poorest performing components of the group.

To this end:

- Information systems are currently being updated and mechanisms introduced to ensure the effective use of such information
- Substantial investments are being made in upgrading the skills levels of staff to increase efficiency and improve service to customers
- Buying teams are being strengthened to improve product selection and merchandise focus
- New store formats were developed in What Everyone Wants, The Famous Brunswick Warehouse as well as for Poundstretcher to enhance the shopping experience for customers. These are in the process of being implemented. At the same time store renovation programmes are being introduced over a wide front
- The group's property portfolio was extensively reviewed and new property management appointed to advise on its restructuring and effective management. Where possible, non-profitable stores are being closed down as part of an ongoing assessment process
- The management of the group's Polish operation was restructured. This led to a dramatic improvement in like-for-like sales
- The group's warehousing and distribution systems are also being thoroughly upgraded to ensure they operate at maximum efficiency.

Board reconstituted

Tradehold's board was reconstituted just before the end of the financial year in the light of the company's decision to establish an office in Luxemburg to more effectively manage its investments overseas. Tradehold remains incorporated in South Africa and the company's listing on the JSE Securities Exchange South Africa is not affected. On a practical level the move has no effect on Tradehold's shareholders.

With the move of the company's operational base to Luxemburg it became essential that its non-executive directors should be well versed in the European business environment. Three non-executive South African based directors – Messrs Doug Anderson, Whitey Basson and Jimmy Fouché – consequently resigned from the board at year-end. On 2 July the first of the European directors, Mr Guy Bernard, well known in business circles in Luxemburg, joined the board. He has immediately joined the Audit Committee, which for the moment has only two members, one of whom is an executive director. As further non-executive directors from Europe join the board, the membership of the Audit Committee will be increased to the required three, with the majority being independent non-executive directors.

In welcoming Mr Bernard I also wish to extend my grateful thanks to Messrs Anderson, Basson and Fouché for their sterling contribution to the board's deliberations since the establishment of Tradehold in October 2000.

Developments since year-end

On 29 August 2002 Tradegro, a wholly-owned subsidiary of Tradehold, acquired, subject to certain conditions being met, from Brown & Jackson the entire issued share capital of its wholly-owned subsidiary B&J International owning Brown & Jackson's three loss-making retail chains, What Everyone Wants, Your More Store and The Famous Brunswick Warehouse. Also included in the sale are B&J Poland and certain related properties. This will leave Brown & Jackson with only its core business, which is the Poundstretcher chain with its 338 stores in the UK and Northern Ireland.

Although it will be a slow process, Tradehold's board is convinced that the chains acquired by Tradegro can be returned to sustainable levels of profitability. Tradehold has consequently taken over certain key executives from Brown & Jackson, including Mr Carel Stassen, its executive deputy chairman, who is to oversee the process.

The sale of B&J International to Tradegro forms part of the restructuring of Brown & Jackson announced by its board on 2 July 2002. The effective date of

"Poundstretcher will go from strength to strength, with a resultant improvement in shareholder value. We are also proceeding apace with the return to profitability of the other retail chains."

Chairman's statement *(continued)*

the transaction is the end of September once approval has been obtained from the shareholders of Brown & Jackson.

To strengthen its management capabilities, Brown & Jackson has appointed Mr Angus Monro, a well-known figure in UK retailing, as chief executive of Poundstretcher as from 1 September 2002. He will also succeed Mr Stassen as chief executive of Brown & Jackson. Mr Monro was previously chief executive of the UK discount retail chain Matalan plc. As such he had overall responsibility for the highly successful growth and development of that business.

In terms of the agreement reached with Mr Monro Tradehold has sold him a total of 9,2 million shares in Brown & Jackson which, together with the 8,4 million shares allotted to him in a cash placement, amounts to 10% of the issued shares in the company. Tradehold provided a loan to Mr Monro to finance these acquisitions. Tradehold has the right to acquire all these shares from him if certain performance criteria, linked to the future market capitalisation of Brown & Jackson, are not met. The company at the same time sold 7,5 million Brown & Jackson shares to certain individuals who will be joining the management team. Through these transactions Tradehold's holding in Brown & Jackson has been reduced from 69% to: 55%.

Prospects

The restructuring of Brown & Jackson will create a focused business with enormous potential. We have no doubt that with Mr Monro's proven skills, and those of the highly experienced team joining him, Poundstretcher will go from strength to strength, with a resultant improvement in shareholder value.

We are proceeding apace with the return to profitability of the other retail chains. Through the steps already taken, their deteriorating performance has been arrested. However, we have only started to lay the foundation for rebuilding these businesses. It will be a slow and risky process, and we do not expect What Everyone Wants, The Famous Brunswick Warehouse or the Polish operation to produce profits within the next 18 to 24 months. However, we should see an improved performance in Your More Store in the next financial year.

Acknowledgements

It has been a most taxing year for the management and staff of Tradehold and its subsidiaries. I want to thank every one of them for staying committed to their task and to the business they are in. I have little doubt that their loyalty will be richly rewarded in the years ahead.

C H WIESE
Chairman

30 August 2002

Review of operations: Poundstretcher

Poundstretcher, the original business of Brown & Jackson, is also still by far the biggest component of the group, generating through its 338 stores almost 60% of group turnover. In the 53 weeks to 6 July 2002 it was the only business that made a profit.

As a variety discount chain it offers its target market a wide range of merchandise of good quality at affordable and competitive prices. Everyday clothing and footwear for the family form an important part of the core offering, together with domestic hardware and household textiles. In addition, it offers a selected range of toiletries, confectionery, stationery and toys.

At year-end Poundstretcher operated 338 outlets, having added 13 new ones during the 53 weeks. Stores are located from Inverness in the north of Scotland to Penzance in the southwest of England, while 21 are located in Northern Ireland. All these outlets, which have an average size of about 700 square metres, are serviced by two distribution centres, the one at Newport Pagnell north of London, the other at Cross Green on the outskirts of Leeds, where the company's head office is also located.

During the review period Poundstretcher increased total turnover by 8,83% from £245,7 million to £267,4 million. Like-for-like sales were raised 3,3%.

Although it has been performing satisfactorily, profit margins in the business were coming under increasing pressure. A number of actions were consequently launched, particularly during the second half of the year, to raise its profitability and unlock its full potential.

One of the major areas requiring attention was the chain's accumulation of old and slow-moving products resulting from a group policy of high carry-over stock. These goods were cluttering the supply chain and hampering the effective display of new and more exciting merchandise in stores. An aggressive programme was consequently launched to clear the supply chain of this merchandise, and old and slow-moving stock was written off and/or provisioned.

In line with the rest of the group, Poundstretcher now focuses strongly on increasing stock turn, and much less stock is carried forward to the next season. A pull system is used to replenish stores while stock levels are reviewed every two weeks. Slow-moving items identified during such reviews are marked down immediately. To further generate shopping excitement, greater use is also being made of opportunistic purchases.

The product offering is being reviewed constantly with a view to strengthening the focus, improving the range and upgrading the appeal. An area receiving special attention is the toiletries department, where a smaller but more focused range has been introduced. To effect the above, the buying and merchandising departments have been strengthened considerably. Consumer response to the improved ranges has been encouraging.

In-store merchandising has also been receiving much attention. The focus has been on increasing product visibility, improving customer circulation and in general enhancing the shopping experience.

Two new trading formats are also being tested which provide a clear differentiation of both products and departments, and offer customers a much improved product range in a more consumer-friendly environment. However, the strong accent on quality and price will remain. Depending on customer response the new format will be rolled out in the second half of the new financial year.

Management is also in the process of reviewing the total merchandising and buying process in an effort to improve the efficiency of the supply chain. Inadequate IT systems resulting from a group-wide cost-cutting programme impacted negatively on effective buying, distribution and merchandising. The situation is being rectified and the upgraded systems should be fully operational in the second half of the new financial year.

£ stretcher

"Poundstretcher's product offering is being reviewed constantly with a view to strengthening the focus, improving the range and upgrading the appeal."







Marius Koch, managing director

Review of operations: What Everyone Wants

Everyone Wants
Style · Quality · Value

What Everyone Wants (WEW) is a cash business which operates stores in Northern Ireland, Scotland, the Central Midlands and as far south as the outskirts of London. Most of the stores are located in the major metropolitan areas and are aimed mainly at B and C income consumers.

In the last two financial years the business suffered substantial losses. Turnover dropped to 95% of what it was in 2001 despite the fact that 21 new stores were added. In the 53 weeks to 6 July 2002 WEW generated £93,3 million in turnover, but like-for-like sales were down 11,7%.

An experienced retailer, Mr Daan Venter, was appointed managing director in November 2001. He made extensive changes to the management team. A detailed business plan was developed and a clear consumer profile established based on thorough research. The profitability of each store was analysed and a decision taken which to develop and which to cull. In addition, the whole product offering was evaluated in the light of the consumer profile, ranges restructured and the focus sharpened within those ranges. Early indications are that the new merchandise is finding good consumer acceptance.

"Since February WEW has been experimenting with a new trading format involving an extensive remodelling of both the store interior and product range."

Due to the build-up of excess merchandise in the business, old and slow-moving stock to the value of £8 million was written off. So as not to clutter up stores with markdowns, 16 stores were rebranded as Bargain Express to clear the excess stock.

A computerised merchandising planning process now being introduced should be fully operational by October this year. This will be supported by a new distribution system for replenishing stores on demand.

A co-ordinated property strategy was formulated and an asset management system put in place to manage the company's property portfolio. This will not only improve site selection, but also ensure consistent store lay-out throughout the chain and the planned upgrade and renovation of outlets. The objective is to achieve a cluster distribution of stores to optimise distribution and marketing costs.

Since February WEW has also experimented with a new trading format involving an extensive remodelling of both the store interior and product range. The new format was tested in different environments – a retail park, a shopping centre and a high street location. On the strength of the positive response of target market consumers, a decision was taken to introduce the new format on a low-cost basis to 30 stores by the end of November this year. Once refurbished, these stores will trade under a new logo and the name Everyone Wants. Depending on the results, the remaining stores in the chain will be refurbished before the start of the 2003 festive season.

To improve productivity, skills levels and service to customers, an integrated and targeted training programme was introduced for staff which also involved the preparation of extensive procedural manuals. Proper reporting structures were introduced and, to create a sustainable basis for profitability in the future, succession planning and leadership development and training was made a priority of management.

In the light of the above changes WEW is budgeting for a considerably improved performance in 2003. However, the re-engineering of a business the size of WEW is neither an easy nor a quick undertaking. Management therefore does not expect to break even in the new financial year but soon thereafter.


Everyone Wants



Daan Venter, managing director





Review of operations: Your More Store

The fortunes of Your More Store (YMS) during the past financial year were more or less in line with those of the other chains in the group, although the business fared better than some. Turnover showed an increase of 8,3% to £55,2 million while like-for-like sales were up 3,5%. The latter figure was, however, achieved off a relatively low base, and YMS recorded an operating loss for the year.

In November 2001 Mr Johan Visser, who started YMS in 1991 from a single outlet, returned to the chain in a temporary capacity to assist in restoring it to its previous profitability before retiring in September 2002.

For YMS, 2002 was a year of consolidation after the rapid store expansion programme of the previous few years. As in the other chains, there was a heavy build-up of old and slow-moving stock throughout the YMS distribution chain. To move this merchandise out of the system and allow for new sales goods to be introduced, an intensive stock clearance programme was launched. This resulted in write-offs to the tune of £0,9 million.

Much management attention is now being devoted to improving stock turn. Stock cover has been reduced from 22 to 17 weeks, while stock holding is down 15% compared to 2001.

The chain started and ended the year with 200 stores, having opened three and closed three. It trades mainly in Scotland, where more than 50% of its outlets are located, and also in Northern Ireland as well as in the North-West and North-East of England.

The chain performed relatively well in all these areas with the exception of the North-East of England, a highly competitive trading area due to the presence of a large number of variety discount retailers. Its entry into this area two years ago was spearheaded by a relatively inexperienced management team. In the rush to establish a presence in the area, mistakes were made in managing the expansion. During the period under review two specialist teams were assembled to support the area management in upgrading customer service and merchandising standards. A thorough study was also undertaken to determine the viability of each of the YMS stores in that area.

YMS has experienced two difficult years, also due to a lack of sufficient leadership at the top. This situation has been rectified, and the present management team is fully focused on the core values of the business and on satisfying customer needs. The information generated by the chain's IT systems are being managed to best advantage, especially in terms of merchandise distribution and replenishment.

The operational team has been strengthened considerably with the appointment of two new regional managers, an operations manager and a merchandising manager. In addition, staff selection criteria have been tightened and staff training extended to improve service standards and performance.

At the end of the 2002 financial year the business was in much better shape than at the start, and a further 15 stores are being planned for 2003 in carefully selected locations. Market research shows that despite the difficulties it has experienced, YMS is a strong brand enjoying considerable consumer loyalty thanks to its highly competitive prices and friendly shopping environment. Management is therefore confident YMS will return to profitability in the new financial year.

"YMS is a strong brand enjoying considerable consumer loyalty thanks to its highly competitive prices and friendly shopping environment."



Johan Visser, managing director


your
store



Review of operations: The Famous Brunswick Warehouse

"During the year much has changed for the better at TFBW and a solid foundation laid for future growth, but it will be a slow and uphill battle."

The Famous Brunswick Warehouse (TFBW), acquired by Brown & Jackson in January 2000, operates largely in Scotland, but increasingly also in the North-West and North-East of England as well as in the Midlands. Its stores are located mainly in business parks, although some new outlets have been opened in secondary main streets. The product range consists predominantly of footwear that covers the whole spectrum from sports shoes to school shoes and sandals. In addition, it also sells a small range of clothing and accessories such as luggage, handbags and headgear.

Mr Mark Blackburn took over as chief executive in June 2001 from the previous owner (retained for a period of 18 months by Brown & Jackson in terms of the sale agreement). One of his first tasks was to restructure the management team and their areas of responsibility, and to increase skills levels.

During the period under review TFBW generated turnover of £33,5 million, but like-for-like sales dropped 14% and 10 new stores were opened to bring the total number of outlets to 69. The new stores traded with varying success, the problematic ones being mainly those located where the company had been committed to leases before the new management took over.

The new team started upgrading and at the same time narrowing the product range to sharpen the focus and improve consumer acceptance of the chain's merchandise offering. The buying team was strengthened through the appointment of seasoned professionals. In acquiring new stock the accent was on direct imports to build better ranges and achieve better margins. Stock cover was also considerably reduced.

Through better buying the appeal of the merchandise offering was noticeably enhanced while more accurate merchandise planning improved margins and reduced markdowns. The distribution system was extensively reviewed and a replenishment system based on store demand introduced.

The appeal of the new merchandise was further increased through a more targeted and bigger advertising and promotional campaign that also aimed at raising TFBW's profile with consumers. The campaign involved both television and the regional press.

Much attention was paid to improving the shopping environment and to projecting a consistent image by standardising store lay-outs and branding. Housekeeping was also greatly improved, and all stores now have a clean, neat appearance. Merchandising was improved and customer service considerably extended.

The latter involved extensive staff training to raise skills levels and knowledge of products and systems. Through this training staff have been empowered to accept greater responsibility and motivated to align themselves with the business. The result was a very clear improvement in the quality of service rendered to customers.

As in the rest of the group, substantial quantities of old and slow-moving stock had accumulated in TFBW warehouses and outlets, and much of the management team's efforts were concentrated on disposing of this merchandise. This involved heavy markdowns reducing the bottom line by £3,3 million. By 6 July about 80% of the old stock had been sold. Efforts are continuing to clear the rest of this merchandise as well.

The business formula of TFBW will have to be refined further to raise the chain's consumer appeal and unlock its full potential. What applies to the other loss-making chains in the group also applies to TFBW: much has changed during the year for the better and a solid foundation laid for future growth, but it will be a slow and uphill battle.



Mark Blackburn, managing director





Shareholders' profile

	Number of shares held	Percentage holding	Number of holders
An analysis of the certificated register of members as at 30 June 2002 revealed the following categories of membership and shareholdings equal to or exceeding 5% of the total issued shares in the company:			
CSD Materialised Control Account (dematerialised shares)	262 242 366	75,5	1
Titan Nominees (Pty) Ltd	81 966 082	23,6	1
Banks and nominee companies	2 117 505	0,6	14
Other corporate bodies	5 742	0,1	12
Individuals	998 746	0,2	797
Total	347 330 441	100,0	825

Major shareholders

Given the high proportion of shares which have been dematerialised, a further analysis of the sub-registers maintained by the Central Securities Depository Participants determined the following registered shareholdings equal to or exceeding 5% of the total issued shares in the company:

First National Nominees (Pty) Ltd	136 039 459	39,2
SCMB Custody Account	42 993 719	12,4

Disclosures by nominee shareholders

In terms of the provisions of section 140A of the Companies Act in South Africa, the following beneficial shareholdings equal to or exceeding 5% of the total issued shares in the company have been determined from an analysis of the statutory disclosures submitted by the above holders:

Segaintersettle AG	133 142 326	38,3
C H Wiese	100 645 403	29,0
Old Mutual	20 995 221	6,0

Stock exchange transactions

	Year ended 30 June 2002	2001
Number of shares traded ('000)	**60 259**	51 499
Value of shares traded (R'000)	**152 317**	297 869
Volume of shares traded as % of total issued shares	**21,6***	69,6**
Market capitalisation (R'000)	**903 059**	277 420
Share prices for the year (cents)		
– Lowest	**195**	210
– Average	**253**	578
– Highest	**330**	720
– Closing	**260**	250

* Based on weighted average number of shares in issue

** Annualised

Notice to shareholders

Notice is hereby given that the annual general meeting of the shareholders of Tradehold Limited will be held in the boardroom at the head office of Pepkor Limited, 36 Stellenberg Road, Parow Industria, at 09:30 on 25 October 2002 for the purpose of passing the following resolutions, with or without modification:

ORDINARY RESOLUTION NUMBER 1

To adopt the annual financial statements for the year ended 30 June 2002 including the auditors' report.

ORDINARY RESOLUTION NUMBER 2

To confirm the directors' remuneration of R20 000.

ORDINARY RESOLUTION NUMBER 3

To approve the simultaneous re-appointments of the retiring directors by way of a single resolution.

ORDINARY RESOLUTION NUMBER 4

To re-appoint Messrs C Stassen and G Bernard who retire as directors in terms of the articles of association of the company, but being eligible, have offered themselves for re-election.

ORDINARY RESOLUTION NUMBER 5

That, subject to the provisions of the Companies Act, 1973, as amended and the Listings Requirements of the JSE Securities Exchange South Africa, the directors are hereby authorised to allot and issue at their discretion all the remaining authorised but unissued ordinary share capital of the company for such purposes as they may determine, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the schemes governed by the rules of the Tradeholdfin Share Incentive Trust.

ORDINARY RESOLUTION NUMBER 6

That, subject to the passing of ordinary resolution no. 5 and in accordance with the Listings Requirements of the JSE Securities Exchange South Africa, the directors are hereby authorised to issue ordinary shares of 0,1 cent each for cash, irrespective as to whom the shares will be issued, as and when suitable situations arise, subject to the following conditions:

- that this authority is valid until the company's next annual general meeting, provided it shall not extend beyond 15 months from the date that this authority is given;
- that a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within a financial year, 5% or more of the number of ordinary shares in issue prior to the issue in question;
- that issues in the aggregate in any one financial year may not exceed 15% of the company's issued ordinary share capital of a specific class of share;
- that in determining the price at which an issue of ordinary shares may be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price as determined over the 30 days prior to the directors' resolution. Issues at a discount greater than 10% may be undertaken, subject to specific shareholders consent; and
- that any such issue will only be made to public shareholders as defined by the Listings Requirements of the JSE Securities Exchange South Africa and not to related parties.

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for this ordinary resolution to become effective.

ORDINARY RESOLUTION NUMBER 7

That the terms and conditions of the trust deed in respect of the Tradeholdfin Share Incentive Trust (reference number IT2722/2001) ("the Trust") be amended as follows:

1. ad the name of the Trust:

The name of the Trust is amended to read "Tradehold Share Incentive Trust";

2. ad clause 1:

The definition of "the company" is amended to read "Tradegro Holdings Limited, Registration number 1921/006793/06";

The definition of "the trust" is amended to read "Tradehold Share Incentive Trust";

3. ad clause 13.2

The reference to 0,5% is increased to 1%;

4. ad clause 19.2

The reference to 0,5% is increased to 1%.

The effect of the amendments to clauses 13.2 and 19.2 is that the number of Tradehold shares which may be awarded to a single participant is limited to 1% of the issued share capital of the company.

The trust deed in respect of the abovementioned share scheme is available for inspection at the company's registered office from date of this notice until date of the annual general meeting.

SPECIAL RESOLUTION

"Resolved, as a special resolution, that the mandate given to the company (or one of its wholly owned subsidiaries) providing authorisation, by way of a general approval, to acquire the company's own securities, upon such terms and conditions and in such amounts as the directors may from time to time decide, but subject to the provisions of the Companies Act, 1973, as amended, ("the Act") and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), be extended, subject to the following terms and conditions:

- Any repurchase of securities be implemented on the main board of the JSE (i.e. open market);
- This general authority be valid until the company's next annual general meeting, provided that it shall not extend beyond fifteen months from date of passing of this special resolution;
- An announcement be published as soon as the company has cumulatively repurchased 3% of the initial number (the number of that class of share in issue at the time that the general authority is granted) of the relevant class of securities and for each 3% in aggregate of the initial number of that class acquired thereafter, containing full details of such repurchases,
- Acquisitions of shares by the company in aggregate in any one financial year may not exceed 20% of the company's issued share capital as at the date of passing of this special resolution or 10% of the company's issued share capital in the case of an acquisition of shares in the company by a subsidiary of the company; and
- Repurchases may not be made at a price greater than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date on which the transaction was agreed.

The directors intend either to hold the shares purchased in terms of this authority as treasury shares or to cancel such shares whichever may be appropriate at the time of the repurchase of shares.

The directors are of the opinion that, after considering the effect of the maximum repurchase permitted and for a period of 12 months after the date of this notice of annual general meeting:

- the company and the group will be able, in the ordinary course of business, to pay its debts as they become due;
- The assets of the company and the group will be in excess of the liabilities of the company, the assets and liabilities being recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements;
- the working capital resources of the company and the group will be adequate for its current and foreseeable future business requirements; and
- the issued share capital and/or reserves are adequate for the purposes of the business of the company and the group for the foreseeable future without taking into account any further acquisitions."

The effect of the special resolution and the reason therefore is to extend the general authority given to the directors in terms of the Act and the Listings Requirements of the JSE for the acquisition by the company (or one of its wholly owned subsidiaries) of its own securities, which authority shall be used at the directors' discretion during the course of the period so authorised.

PROXIES

A member entitled to attend and vote may appoint a proxy, who need not be a member of the company, to attend, vote and speak on his behalf. A proxy form is enclosed for those members who are unable to attend the meeting. Proxies must reach the secretary at his office at 36 Stellenberg Road, Parow Industria 7490 (PO Box 6100, Parow East 7501) at least 48 hours before the commencement of the meeting.

By order of the Board

J F Pienaar
Secretary

25 September 2002

36 Stellenberg Road
Parow Industria
7490

Administration

Main bankers
ABSA Bank
FNB Corporate

Sponsor
Barnard Jacobs Mellet Corporate Finance (Pty) Ltd

Transfer secretaries
Computershare Investor Services Limited
PO Box 1053
Johannesburg 2000
Telephone: +27 11 370 5000
Facsimile: +27 11 370 5271

Company secretary
J F Pienaar
PO Box 6100
Parow East
7501

Auditors
PricewaterhouseCoopers Inc.

Registered office/number
Tradehold Limited
Registration number 1970/009054/06
Incorporated in the Republic of South Africa
36 Stellenberg Road
Parow Industria 7490
PO Box 6100
Parow East 7501
Telephone +27 21 933 5137
Facsimile: +27 21 933 5075

Business address
123 av. de la Faïencerie, L-1511, Luxembourg
Telephone: +352 26 26 20 22
Facsimile: +352 26 26 20 24

Secretarial certification

In accordance with section 268G(d) of the Companies Act of South Africa ("the Act"), it is hereby certified that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act and that such returns are true, correct and up to date.



J F Pienaar
Secretary

30 August 2002

Currency of annual report

The annual financial statements are expressed in South African Rand. The approximate Rand cost of a unit of the following currencies at year-end was:

	2002	2001
Pound Sterling	**15,75**	11,36
USA Dollar	**10,31**	8,07

Tradehold annual financial statements 2002

Contents

Approval of annual financial statements

The responsibility for preparing and submitting the annual financial statements was delegated to the management. The annual financial statements were prepared in accordance with South African Statements of Generally Accepted Accounting Practice and are in accordance with the group's accounting records and policy which have been applied on a consistent basis.

The directors accept final responsibility for the integrity, objectivity and reliability of the annual financial statements and subscribe to the concept of transparency in financial reporting. The external auditors are responsible for reporting on the annual financial statements. The directors are of the opinion that the group has sufficient resources at its disposal to carry on the undertaking in the foreseeable future and the annual financial statements have accordingly been prepared on a going concern basis.

The directors' report, annual financial statements and group annual financial statements as set out on pages 18 to 35 have been approved by the board.

Signed on behalf of the board of directors

C H Wiese
Chairman

C Moore
Director

30 August 2002

Corporate governance

Tradehold is an investment holding company. It has no material assets in South Africa and its principal business consists of an indirect interest of 55% in the London-listed UK based Brown & Jackson plc ("B&J"). It is therefore considered to be more appropriate to report on the compliance by B&J with the combined code ("the code") issued by the committee on corporate governance in the UK and appended to the Listing Rules of the London Stock Exchange.

The B&J corporate governance statement

Relevant extracts from the B&J corporate governance statement are set out below.

"The board of directors currently comprises a non-executive chairman, an executive deputy chairman, six non-executive directors and two executive directors. Dr C H Wiese and Mr C Moore are also executive directors of Tradehold Limited, the company's ultimate principal shareholder, while Mr A Monro has an arrangement with Tradehold Limited and hence these three directors are not regarded as independent for the purposes of the code's provisions. Messrs J B H Jackson, E R C Chovil and S A Silcock are considered to be independent of management and any relationship, business or otherwise, which could materially interfere with the exercising of independent judgement. Mr Jackson is considered to be the senior independent non-executive director. All of the non-executive directors have a breadth of successful commercial and professional experience.

The board meets for regular business four times a year and where necessary, for any additional matters arising between board meetings. It has agreed a schedule of matters which require full board discussion and approval. Detailed management accounts, budgets, forecasts and executive reports are submitted to all directors in the week before a board meeting allowing them sufficient review time. This allows them to bring an independent judgement to bear on issues such as strategy, performance and standards of conduct. The executive directors meet senior managers formally on a regular basis, and are closely involved in all major business decisions and important areas of internal control.

All directors have access to the advice and services of the company secretary and the board has established a procedure whereby any director, wishing to do so in furtherance of his duties, may take independent professional advice at the company's expense.

All members of the board are subject to the re-election provisions of the articles, which require a third of the board to offer themselves for re-election at each annual general meeting.

Board committees

The board has appointed three committees: audit, remuneration and nomination, each with a formal constitution.

Directors' remuneration committee

The remuneration committee consists of three non-executive directors, Dr C H Wiese (chairman), Mr J B H Jackson and Mr E R C Chovil. The committee makes recommendations to the board on remuneration policy and determines, on behalf of the board, specific remuneration packages for the executive directors and senior management.

The remuneration committee meets at least twice a year and at other times as necessary.

Directors' nomination committee

The nomination committee consists of the three non-executive directors, Dr C H Wiese (chairman), Mr J B H Jackson and Mr E R C Chovil. The nomination committee convenes on request of the chairman if and when non-executive directors are recruited. Since the date of the last annual report the committee has been convened once.

The audit committee

The audit committee, established some years ago with a formal constitution, currently comprises three non-executive directors. The audit committee is chaired by Mr C Moore with Mr E R C Chovil and Mr S A Silcock the other members. The committee meets four times a year and forms an important part of the group's control framework. The committee regularly reviews the adequacy of internal controls, accounting policies and financial reporting as well as reviewing the interim and annual results. Meetings are attended by the chief executive, group finance director, senior financial management and the external auditors.

Accountability and audit

The company's annual report includes a chairman's statement and an operating and financial review which together provide a detailed review of its financial results and position. These are regarded as providing a balanced assessment of the company's position and prospects

The report of the directors contains a statement of directors' responsibilities, whilst a statement on going concern and the directors' review of internal control are set out in subsequent paragraphs.

The group does not currently have a separate internal audit function but the need for one is periodically considered by the audit committee.

Internal control

The board is ultimately responsible for the group's system of internal control and for reviewing its effectiveness. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

The code principle D2.1 on internal control introduced a requirement that the directors conduct, at least annually, a review of the effectiveness of the group's system of internal control, including financial, operational, compliance and risk management controls.

Corporate governance (continued)

Guidance for directors, internal control: guidance for directors on the combined code ("the Turnbull Guidance") was published in September 1999. The board has put in place an organisational structure and framework of controls to comply fully with the Turnbull Guidance throughout the year. On behalf of the board, the audit committee has reviewed the effectiveness of the internal control procedures, with all significant findings or identified risks considered in detail and appropriate action taken.

The principal elements of the group's internal control systems include:
- A comprehensive annual budgeting system, integrating both financial and operational budgets with formal identification and assessment of business and financial risks inherent in each operating area. These budgets are subject to approval by the board
- Regular consideration by the board of actual results compared with budgets and forecasts and monitoring of capital expenditure programmes. Preparation of revised forecasts on a regular basis
- Quarterly confirmation to the board of any changes in business, operational, compliance or financial risk by local management in each operating area
- Clearly defined authorisation procedures for capital and other areas of expenditure, established by the board
- A formal schedule of matters specifically reserved to the board for decision
- Authority levels delegated to the boards of each subsidiary.

Going concern

After making appropriate inquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Tradehold board of directors

The Tradehold board consists of five directors, four of whom are executive, of whom two are executive directors of B&J. The chairman of the board is an executive director. The Audit Committee consists of two members and is chaired by an independent director. The board and the audit committee meet at least twice a year and more often when required. Due to the establishment of the office in Luxemburg, the audit committee met only once during the financial year.

The Tradehold board was reconstituted at the end of the financial year as a result of the company establishing an office in Luxemburg. It is proposed that additional independent non-executive directors will be appointed to replace those who have resigned. In this regard please refer to the chairman's statement contained in this report.

Auditors' report

Report of the independent auditors to the members of Tradehold Limited

We have audited the annual financial statements and group annual financial statements of Tradehold Limited set out on pages 18 to 35 for the year ended 30 June 2002. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the group at 30 June 2002 and the results of their operations, changes in shareholders' funds and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town

30 August 2002

Directors' report

Tradehold Limited and its subsidiaries

Share capital

During October 2001 the company made a rights issue to ordinary shareholders in the ratio of 213 new ordinary shares for every 100 ordinary shares held. For this purpose the authorised share capital was increased with R427 500 by the creation of 300 000 000 ordinary par value shares of 0,1 cent each and 127 500 000 non-convertible, non-participating, non-transferable redeemable preference shares of 0,1 cent each. The company issued 236 362 249 ordinary shares at a premium of 234,9 cents per share giving net proceeds of R540,9 million after share issue costs and 97 895 790 preference shares at par giving proceeds of R0,1 million.

The purpose of the rights issue was to redeem the company's South African debt of approximately R555 million.

Full details of the company's authorised and issued share capital are set out in the notes to the annual financial statements.

Business of the group

Tradehold Limited is an investment holding company with investments in operating subsidiaries and at year-end the company controlled the following investments:

- **Brown & Jackson plc**

  Poundstretcher, a variety retailer selling for cash, clothing, footwear, domestic hardware, household textiles, toiletries, confectionery, entertainment products, stationery and toys in the United Kingdom and Poland.

  Your More Store retailing for cash, basic clothing and household goods in Scotland and the north of England.

  What Everyone Wants retailing for cash, household goods and basic and fashion clothing in the United Kingdom.

  The Famous Brunswick Warehouse retailing for cash, branded and non-branded family sports fashion and footwear in Scotland and the north of England.

- ***Tradeholdfin***

  Which renders certain head office services in the group.

Tradehold Limited's interest in its subsidiaries as well as their individual activities, are set out in the annual financial statements.

Group results

Earnings

After taking into account outside shareholders' interest, the group reports a loss per share, before exceptional items, of 61,9 cents (2001: earnings of 44,9 cents).

Details of the results of Tradehold Limited and the group are contained in the income statement.

The attributable interest of Tradehold Limited in the taxed profits and losses, after exceptional items, of its subsidiaries for the year ended 30 June 2002 was as follows:

	2002	2001
Total profits	**R256,5 million**	R177,5 million
Total losses	**R458,5 million**	R117,8 million

Dividends

No dividend was declared in respect of this financial year (2001: 10 cents per share).

Post-balance sheet event

On 30 August 2002 the board of Brown & Jackson plc announced its decision to restructure the business. In terms of this restructuring it is to sell to Tradegro Ltd, a wholly-owned subsidiary of Tradehold Ltd, its three loss-making chains – What Everyone Wants, Your More Store and The Famous Brunswick Warehouse – as well as B&J Poland and certain related properties. This will leave Brown & Jackson with only its core business, Poundstretcher.

Directorate

The names of the directors are listed elsewhere in the annual report. On 30 June 2002 Messrs D H Anderson, *J W Basson and J J Fouché resigned as directors. On 15 November 2001 Mr C Stassen was appointed to the* board, whereas Mr G Bernard was appointed on 2 July 2002.

In terms of the articles of association of the company Messrs G Bernard and C Stassen retire as directors of the company at the annual general meeting, but being eligible offer themselves for re-election.

At 30 June 2002 the directors of Tradehold Limited held a direct interest of 1,1% (2001: 1,3%) and an indirect, non-beneficial interest of 28,7% (2001: 21,2%) of the issued ordinary share capital of the company. Indirect holdings through listed companies have not been included. No material change in the shareholding of directors has occurred between the end of the financial year and the date of this report.

Holding company

The company has no holding company. An analysis of the main shareholders of the company appears on page 11 of this report.

Secretary

The name and address of the secretary appear elsewhere in the annual report.

Accounting policies

Tradehold Limited and its subsidiaries for the year ended 30 June 2002

Consolidated financial statements are prepared in accordance with and comply with South African Statements of Generally Accepted Accounting Practice. The consolidated financial statements are prepared on the historical cost basis and incorporate the following principal policies which are in all respects consistent with the previous year:

1. Consolidated financial statements

The consolidated financial statements include the accounts of the company and its subsidiaries. Goodwill arising on consolidation represents the excess of the fair value of consideration paid over the fair value of the net assets acquired. Goodwill is capitalised on the balance sheet as an intangible fixed asset and amortised over its expected useful economic life.

2. Foreign currency

Amounts in foreign currency, resulting from trading, are converted at the contracted exchange rate or spot rate, whichever is applicable. Exchange rate differences which occur at settlement or conversion are fully accounted for in the income statement in the period in which it occurred.

3. Foreign subsidiaries

Assets and liabilities of foreign subsidiaries are converted to Rand at the exchange rates ruling at year-end, whereas their income statement and cash flow statement items are converted to Rand at weighted average rates of exchange during the financial year. Differences arising on conversion are taken directly to non-distributable reserves.

4. Turnover

Turnover of the group is the total of all sales of the company's subsidiaries, after elimination of intergroup sales.

5. Deferred taxation

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

Provisions for taxes which could arise on the remittance of retained earnings, principally relating to subsidiaries, is only made where there is a current intention to remit such earnings.

The principal temporary differences arise from depreciation on fixed assets, provisions and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised.

6. Property, plant and equipment

Buildings are regarded as investment properties and reflected at cost. Investment properties are depreciated so as to write down the cost over a 50 year period from date of acquisition.

Machinery, equipment and vehicles are depreciated at rates appropriate to the various classes of assets involved, taking into account the estimated useful life of the individual items.

Improvements to leasehold property are carried at cost and written off over the period of the lease.

Assets obtained in terms of finance lease agreements are capitalised.

Assets are depreciated over the following periods:

Machinery:	4 to 7 years
Equipment:	7 to 10 years
Vehicles:	4 to 5 years
Buildings:	50 years

7. Leased assets

Assets held under finance leases and hire purchase contracts are capitalised in the balance sheet and are depreciated over the shorter of the useful life of the asset concerned or the lease term. The corresponding liability is recorded as a long-term loan and the finance charge is charged to the income statement over the period of the lease so as to produce a constant periodic rate of charge on the remaining balance of the obligation for each accounting period.

Rent free periods, capital contributions or any other inducements to enter into operating lease agreements are released to the income statement over the period to the date on which the rent is first expected to be adjusted to the prevailing market rate.

Rentals paid under operating leases are charged to the income statement account on a straight line basis.

8. Provisions

Closed store provision

Provision is made for the costs of closing a store once the decision to close has become irreversible. Provision is also made for onerous lease commitments and dilapidation payments that have accrued on the closed store. Other holding costs of the store continue to be charged to the income statement as incurred until disposal.

Dilapidation provision

Provision is made for the group's obligations to maintain properties to a standard as required by the various leases.

9. Bank balances

Actual bank balances are reflected. Outstanding cheques are included in accounts payable and provisions and outstanding deposits in bank balances and cash.

10. Inventories

Inventories are valued at the lower of cost or net realisable value.

Income statement

Tradehold Limited and its subsidiaries for the year ended 30 June

		COMPANY		GROUP	
		2002	2001	2002	2001
	Notes	R'000	R'000	R'000	R'000
Turnover				6 824 309	4 756 234
Operating (loss)/profit	1	(385)	(127)	(268 904)	134 957
Investment income	2	28 733	–	30 904	21 221
(Loss)/profit before interest paid		28 348	(127)	(238 000)	156 178
Interest paid				35 589	60 423
(Loss)/profit before exceptional items		28 348	(127)	(273 589)	95 755
Exceptional items	3			(63 924)	14 697
(Loss)/profit before taxation		28 348	(127)	(337 513)	110 452
Taxation	4	1 387	–	(15 000)	13 765
(Loss)/profit after taxation		26 961	(127)	(322 513)	96 687
Outside shareholders' interest	5			(118 718)	37 080
Net (loss)/profit		26 961	(127)	(203 795)	59 607
(Loss)/earnings per share (cents)					
– before exceptional items	6.1			(61,9)	44,9
– after exceptional items	6.2			(73,1)	53,7
– headline earnings	6.3			(60,7)	48,6
Dividend (cents per share)	7			–	10,0

Balance sheet

Tradehold Limited and its subsidiaries at 30 June

	Notes	COMPANY 2002 R'000	COMPANY 2001 R'000	GROUP 2002 R'000	GROUP 2001 R'000
Assets					
Non-current assets		**1 036 349**	479 471	**1 318 035**	967 986
Property, plant and equipment	8			**1 147 807**	937 569
Interest in subsidiaries	9	**1 036 349**	479 471		
Other investments	10			**170 228**	30 417
Current assets				**1 494 526**	1 599 424
Inventories	11			**899 582**	878 872
Accounts receivable	12			**264 167**	171 926
Bank balances and cash				**330 777**	548 626
Total assets		**1 036 349**	479 471	**2 812 561**	2 567 410
Shareholders' funds and liabilities					
Ordinary shareholders' funds		**1 036 132**	479 338	**1 344 455**	605 621
Share capital	13	**347**	111	**347**	111
Share premium	14	**1 019 498**	478 804	**1 019 498**	478 804
Reserves	15	**16 287**	423	**324 610**	126 706
Preference share capital	16	**144**	46	**144**	46
Outside shareholders' interest				**298 693**	242 199
Non-current liabilities				**168 098**	113 397
Long-term loans	17			**378**	625
Deferred taxation	18			**1 055**	6 326
Other non-current liabilities	19			**166 665**	106 446
Current liabilities		**73**	87	**1 001 171**	1 606 147
Accounts payable and provisions	20	**73**	87	**958 085**	781 276
Short-term loans	21			**10 540**	824 871
Bank overdrafts				**32 546**	-
Total shareholders' funds and liabilities		**1 036 349**	479 471	**2 812 561**	2 567 410

Cash flow statement

Tradehold Limited and its subsidiaries for the year ended 30 June

		COMPANY		GROUP	
	Notes	2002 R'000	2001 R'000	2002 R'000	2001 R'000
Cash retained from operations		15 850	(40)	135 086	42 850
Operating (loss)/profit		(385)	(127)	(268 904)	134 957
Non-cash items	22.1			294 935	144 863
Decrease/(increase) in working capital	22.2	(14)	87	118 636	(122 126)
Investment income		28 733	–	30 904	21 221
Interest paid				(35 589)	(60 423)
Taxation paid	22.3	(1 387)	–	15 170	(56 401)
Cash flow from operations		26 947	(40)	155 152	62 091
Dividend paid		(11 097)	–	(11 097)	–
Dividend paid to outside shareholders of subsidiaries				(8 969)	(19 241)
Investment activities	22.4	(556 878)	(474 874)	(156 915)	(105 421)
Net cash flow		(541 028)	(474 914)	(21 829)	(62 571)
Financing activities		541 028	474 914	(196 020)	516 633
Proceeds from share issue		541 028	474 914	586 012	172
Interest-bearing debt raised				42 132	523 917
Interest-bearing debt repaid				(824 164)	(7 456)
Net movement in bank balances and cash		–	–	(217 849)	454 062
Change in bank balances and cash					
Balance at beginning of the year				548 626	94 564
Net movement				(217 849)	454 062
Balance at end of the year				330 777	548 626

Statement of changes in shareholders' funds

Tradehold Limited and its subsidiaries for the year ended 30 June 2002

R'000	Share capital and premium	Foreign currency translation reserve	Capital redemption reserve fund	Retained income	Total
Group					
Balance at 1 July 2001	478 915	62 709	236	63 761	605 621
Proceeds from share issue	540 930				540 930
Exchange rate differences		412 796			412 796
Net loss for the year				(203 795)	(203 795)
Dividend distributed				(11 097)	(11 097)
Balance at 30 June 2002	**1 019 845**	**475 505**	**236**	**(151 131)**	**1 344 455**
Company					
Balance at 1 July 2001	478 915	–	236	187	479 338
Proceeds from share issue	540 930				540 930
Net profit for the year				26 961	26 961
Dividend distributed				(11 097)	(11 097)
Balance at 30 June 2002	**1 019 845**	**–**	**236**	**16 051**	**1 036 132**

Notes to the annual financial statements

Tradehold Limited and its subsidiaries for the year ended 30 June

	COMPANY		GROUP	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
1. Operating profit				
1.1 Calculated on the following basis:				
Turnover			**6 824 309**	4 756 234
Cost of sales			**6 643 666**	4 322 190
Gross profit			**180 643**	434 044
Other operating income			**10 626**	11 028
Distribution costs			**(181 185)**	(126 258)
Administrative costs	**(385)**	(127)	**(278 988)**	(183 857)
Operating (loss)/profit	**(385)**	(127)	**(268 904)**	134 957
1.2 Determined after taking into account the following expenditure:				
Staff costs (refer 1.3)			**959 137**	662 770
Depreciation of property, plant and equipment			**159 017**	120 475
Operating lease – buildings			**652 814**	449 120
Lease payments			**665 834**	454 230
Sublease payments			**(13 020)**	(5 110)
Operating lease – plant and machinery			**17 783**	11 227
Auditors' remuneration			**5 931**	5 066
Audit fees – for this year			**3 315**	2 362
– overprovided in the previous year			**(23)**	–
Fees for other services			**2 639**	2 704
Fees paid for outside services	**217**	67	**11 871**	11 619
Administrative			**2 379**	983
Technical			**9 275**	10 569
Secretarial	**217**	67	**217**	67
Loss on sale and scrapping of property, plant and equipment			**4 748**	6 692

	GROUP	
1.3 Employees	**2002**	2001
	Number	Number
The average monthly number of employees during the year (including executive directors) was made up as follows.		
Office and management	**377**	355
Retail outlets	**9 628**	9 279
Warehousing and distribution	**197**	176
	10 202	9 810
	R'000	R'000
Staff costs during the year amounted to		
Wages and salaries	**908 782**	628 261
Social security costs	**45 371**	31 324
Other pension costs	**4 984**	3 185
	959 137	662 770

	COMPANY 2002 R'000	COMPANY 2001 R'000	GROUP 2002 R'000	GROUP 2001 R'000
1.4 Directors' remuneration				
1.4.1 Non-executive directors	**20**	241		
Executive directors	**8 161**	5 582		
	8 181	5 823		
Paid by subsidiaries	**(8 161)**	(5 803)		
	20	20		

	Basic remuneration	Fees	Retirement contributions	Other benefits	Total
1.4.2 Non-executive directors					
D H Anderson	–	20	–	–	20
J W Basson	–	–	–	–	–
J J Fouché	–	–	–	–	–
G Bernard	–	–	–	–	–
	–	20	–	–	20

	Basic remuneration	Fees	Retirement contributions	Other benefits	Total
1.4.3 Executive directors					
C Moore	985	–	323	108	1 416
C H Wiese	–	295	–	–	295
C Stassen	2 667	–	176	171	3 014
J J Visser	2 719	–	531	186	3 436
	6 371	295	1 030	465	8 161

In addition to the above amounts, R1 134 188 (2001: R575 000) was paid to a management company in respect of the availability of Dr C H Wiese and Mr J J Fouché as directors.

	COMPANY 2002 R'000	COMPANY 2001 R'000	GROUP 2002 R'000	GROUP 2001 R'000
2. Investment income				
Dividends - from subsidiaries	**28 733**	–		
Interest received			30 904	21 221
	28 733	–	**30 904**	21 221
3. Exceptional items				
Profit on disposal of shares in subsidiary			**29 131**	–
Profit on disposal of fixed property			**11 487**	–
Profit on share issue of subsidiary			**7 723**	–
Impairment write-off on property, plant and equipment			**(112 265)**	–
Profit on disposal of listed investments			**-**	15 662
Unbundling costs			**-**	(965)
			(63 924)	14 697
Outside shareholders' interest			**32 625**	(4 913)
			(31 299)	9 784

Notes to the annual financial statements

		COMPANY		GROUP	
		2002 R'000	2001 R'000	2002 R'000	2001 R'000
4.	**Taxation**				
4.1	Classification –				
	South African normal taxation	1 387	–	10 040	–
	Foreign taxation			(25 040)	13 765
		1 387	–	(15 000)	13 765
4.2	Consisting of –				
	Current taxation			7 512	13 755
	Prior year taxation			(18 628)	(6 316)
	Secondary tax on companies	1 387	–	1 387	–
	Deferred taxation			(5 271)	6 326
		1 387	–	(15 000)	13 765
4.3	Reconciliation of tax rate				
	South African normal tax rate	30,0	30,0	30,0	30,0
	Net adjustment	(25,1)	(30,0)	(25,6)	(17,5)
	Exceptional items			(5,7)	(4,0)
	Exempt income/non-deductible expenses	(30,0)	(30,0)	(14,8)	17,6
	Creation of tax losses			(13,2)	3,4
	Utilisation of tax losses			–	(28,8)
	Secondary tax on companies	4,9	–	(0,4)	–
	Other adjustments			3,0	–
	Prior year taxation			5,5	(5,7)
	Effective tax rate	4,9	–	4,4	12,5
4.4	Calculated tax losses at year-end			193 322	19 306
	Applied in the provision for deferred taxation			–	–
	Net calculated tax losses			193 322	19 306
	The utilisation of the tax relief of			57 996	5 792

calculated at current tax rates on the net calculated tax losses is dependent on sufficient future taxable income in the companies concerned.
The utilisation of the net calculated tax losses is uncertain due to insufficient taxable income in the companies concerned in the foreseeable future.

		COMPANY 2002 R'000	COMPANY 2001 R'000	GROUP 2002 R'000	GROUP 2001 R'000
4.5	Credits in respect of secondary tax on companies (STC) at year-end	18 025	–	18 025	–
	The utilisation of the STC relief of	2 253	–	2 253	–

calculated at current rates is dependent on the future distribution of dividends in the companies concerned.

	COMPANY 2002 R'000	COMPANY 2001 R'000	GROUP 2002 R'000	GROUP 2001 R'000
4. Taxation *(continued)*				
The distribution of dividends from reserves will result in STC at 12,5%. No provision for STC on dividends from reserves is made as it is not envisaged that dividends will be declared from these reserves.				
4.6 No provision for taxation is made on distributable reserves of foreign subsidiaries, as it is not envisaged that dividends will be declared from these reserves in the foreseeable future. The declaration of dividends from these reserves might result in a tax charge of R45,6 million.				
5. Outside shareholders' interest				
Resulting from –				
Normal activities			(86 093)	32 167
Exceptional items			(32 625)	4 913
			(118 718)	37 080
6. Earnings per share				
6.1 Before exceptional items:				
Based on net (loss)/profit of			(172 496)	49 823
and the weighted average number of shares in issue of ('000)			278 688	110 968
6.2 After exceptional items:				
Based on net (loss)/profit of			(203 795)	59 607
and the weighted average number of shares in issue of ('000)			278 688	110 968
6.3 Headline earnings:				
Based on headline (loss)/earnings of			(169 270)	53 910
Net (loss)/profit			(203 795)	59 607
Attributable exceptional items (refer 3)			31 299	(9 784)
Loss on sale and scrapping of property, plant and equipment after taxation and outside shareholders' interest			3 226	4 087
and the weighted average number of shares in issue of ('000)			278 688	110 968
7. Dividend paid				
2001 dividend: 10 cents per share paid on 10 September 2001	11 097	–	11 097	–

Notes to the annual financial statements

Tradehold Limited and its subsidiaries for the year ended 30 June

	COMPANY 2002 R'000	COMPANY 2001 R'000	GROUP 2002 R'000	GROUP 2001 R'000
8. Property, plant and equipment				
8.1 Owned assets				
8.1.1 Machinery, equipment, vehicles				
Cost			**781 948**	632 436
Aggregate depreciation			**433 929**	308 254
			348 019	324 182
8.1.2 Improvements to leasehold property				
Cost			**401 793**	274 329
Amounts written off			**106 425**	59 880
			295 368	214 449
8.1.3 Land and buildings				
Cost			**424 362**	335 532
Aggregate depreciation			**20 193**	13 411
			404 169	322 121
A register containing details is available for inspection at the registered office of Brown & Jackson plc.				
8.1.4 Total			**1 047 556**	860 752
8.2 Leased assets				
8.2.1 Machinery, equipment and vehicles				
Cost			**29 480**	30 971
Aggregate depreciation			**28 094**	28 109
			1 386	2 862
8.2.2 Land and buildings				
Cost			**109 754**	80 696
Aggregate depreciation			**10 889**	6 741
			98 865	73 955
A register containing details is available for inspection at the registered office of Brown & Jackson plc.				
8.2.3 Total			**100 251**	76 817
8.3 Total property, plant and equipment			**1 147 807**	937 569

8.4 Reconciliation of book value	**Machinery, equipment, vehicles**	**Improvements to leasehold property**	**Land and buildings**
Book value at beginning	327 044	214 449	396 076
Additions	109 930	55 663	678
Disposals and scrappings	(10 646)	(1 430)	(31 260)
Depreciation	(117 052)	(29 874)	(12 091)
Impairment write-off	(84 207)	(27 523)	(535)
Exchange rate differences	124 336	84 083	150 166
Book value at end	349 405	295 368	503 034

		COMPANY		GROUP	
		2002	2001	**2002**	2001
		R'000	R'000	**R'000**	R'000
9.	**Interest in subsidiaries**				
	Consisting of –				
	Shares in Tradegro Holdings Ltd at cost	**1**	1		
	Amount owing by Tradegro Holdings Ltd	**1 040 051**	483 173		
	Provision against interest in subsidiaries	**(3 703)**	(3 703)		
		1 036 349	479 471		
10.	**Other investments**				
10.1	Consisting of –				
	Amounts owing by share incentive trusts			**12 192**	–
	Loans to directors (refer 10.2)			**11 291**	–
	Staff and other loans			**146 745**	5 001
	Unlisted investments			**–**	25 416
				170 228	30 417
10.2	Loans to directors				
	Balance at beginning of the year			**–**	–
	Loans advanced			**11 291**	–
				11 291	–
	Currency of loans			**GB Pound**	
	Interest rate on R7,4 million advanced to finance the purchase of shares			**5,2%**	
	Interest rate on R3,9 million advanced to Mr C Stassen			**nil**	
	The outstanding amounts are repayable by not later than 16 November 2011.				
11.	**Inventories**				
	Merchandise for resale			**899 582**	878 872
12.	**Accounts receivable**				
	Trade accounts, less provision for doubtful debts			**40 954**	7 053
	Pre-payments and accrued income			**189 723**	142 512
	Other debit balances			**33 490**	22 361
				264 167	171 926
13.	**Ordinary share capital**				
13.1	Authorised:				
	600 000 000 (2001: 300 000 000)				
	Ordinary shares of 0,1 cent each	**600**	300	**600**	300
13.2	Issued:				
	347 330 441 (2001: 110 968 192)				
	Ordinary shares of 0,1 cent each	**347**	111	**347**	111

On 15 October 2001 236 362 249 ordinary shares were issued at R2,35 per share in terms of a rights offer in the ratio of 213 new ordinary shares for every 100 ordinary shares held.

Notes to the annual financial statements

Tradehold Limited and its subsidiaries for the year ended 30 June

		COMPANY		GROUP	
		2002 R'000	2001 R'000	2002 R'000	2001 R'000
13.3	The unissued share capital is under the control of the directors who may issue it on such terms and conditions as they in their discretion deem fit.				
14.	**Share premium**				
	Share premium at beginning of the year	**478 804**	3 101	**478 804**	478 804
	Received during the year	**555 215**	478 521	**555 215**	-
	Share issue costs	**(14 521)**	(1 196)	**(14 521)**	–
	Repayment of share premium	**–**	(1 622)	**–**	–
		1 019 498	478 804	**1 019 498**	478 804
15.	**Reserves**				
15.1	Non-distributable reserves	**236**	236	**475 741**	62 945
	Foreign currency translation reserve			**475 505**	62 709
	Capital redemption reserve fund	**236**	236	**236**	236
15.2	Distributable reserve				
	(Accumulated loss)/retained income	**16 051**	187	**(151 131)**	63 761
		16 287	423	**324 610**	126 706
16.	**Preference share capital**				
16.1	Authorised: 255 000 000 (2001: 127 500 000) Non-convertible, non-participating, non-transferable redeemable preference shares of 0,1 cent each	**255**	128	**255**	128
16.2	Issued: 143 856 255 (2001: 45 960 465) Non-convertible, non-participating, non-transferable redeemable preference shares of 0,1 cent each	**144**	46	**144**	46

16.3 The preference shares are not convertible into shares of any other class, are not entitled to participate in any profits of the company and no dividends may be declared or paid in respect of them. The holder of these shares is entitled to be present at any meeting of the company and is entitled on a poll to one vote in respect of every share held.

The preference shares are redeemable in relation to the extent which the shareholder disposes of his interest in ordinary shares in the company. All issued preference shares are fully redeemable should the shareholder's interest in ordinary shares become less than 10%.

16.4 The unissued share capital is under the control of the directors who may issue it on predetermined terms under certain circumstances. Full particulars are available for inspection at the registered office of the company.

		COMPANY		GROUP	
		2002	2001	**2002**	2001
		R'000	R'000	**R'000**	R'000
17.	**Long-term loans**				
	Unsecured				
	Finance lease obligations repayable in equal instalments over 15 months and interest-bearing at varying market rates			**960**	1 579
	Redemptions within 12 months transferred to short-term loans (refer 21)			**(582)**	(954)
				378	625
18.	**Deferred taxation**				
18.1	Consisting of –				
	Property, plant and equipment			**3 244**	8 563
	Provisions and other current liabilities			**(2 189)**	(2 237)
				1 055	6 326
18.2	Reconciliation of deferred taxation				
	Liability at beginning of the year			**6 326**	–
	Charged to income statement			**(5 271)**	6 326
	Liability at end of the year			**1 055**	6 326
19.	**Other non-current liabilities**				
19.1	Provision for dilapidation clauses in lease agreements				
	Balance at beginning of the year			**49 118**	43 326
	Raised during the year			**41 676**	7 595
	Utilised during the year			**(1 045)**	(1 803)
	Balance at end of the year			**89 749**	49 118
19.2	Provision for store closure costs				
	Balance at beginning of the year			**41 066**	35 607
	Raised during the year			**17 931**	10 093
	Utilised during the year			**(6 155)**	(4 634)
	Balance at end of the year			**52 842**	41 066
19.3	Other provisions				
	Balance at beginning of the year			**16 262**	7 207
	Raised during the year			**7 812**	9 055
	Balance at end of the year			**24 074**	16 262
19.4	Total provisions				
	Balance at beginning of the year			**106 446**	86 140
	Raised during the year			**67 419**	26 743
	Utilised during the year			**(7 200)**	(6 437)
	Balance at end of the year			**166 665**	106 446
20.	**Accounts payable and provisions**				
	Creditors and accrued expenses	**73**	87	**921 671**	750 303
	Taxation payable			**36 414**	30 973
		73	87	**958 085**	781 276

Notes to the annual financial statements

Tradehold Limited and its subsidiaries for the year ended 30 June

	COMPANY 2002 R'000	COMPANY 2001 R'000	GROUP 2002 R'000	GROUP 2001 R'000
21. Short-term loans				
Secured			–	540 000
Unsecured			9 958	283 917
Short-term portion of long-term loans (refer 17)			582	954
			10 540	824 871
22. Cash flow information				
22.1 Non-cash items				
Depreciation			159 017	120 475
Loss on sale and scrapping of property, plant and equipment			4 748	6 692
Foreign currency translation differences			131 170	17 696
			294 935	144 863
22.2 Decrease/(increase) in working capital				
Inventories			(20 710)	(194 672)
Accounts receivable			(92 241)	(50 753)
Other non-current liabilities			60 219	20 306
Creditors and accrued expenses	(14)	87	171 368	102 993
	(14)	87	118 636	(122 126)
22.3 Taxation paid				
Taxation per income statement	(1 387)	–	15 000	(13 765)
Increase/(decrease) in taxation payable			5 441	(48 962)
Change in deferred taxation			(5 271)	6 326
	(1 387)	–	15 170	(56 401)
22.4 Investment activities				
Acquisition of property, plant and equipment			(166 271)	(229 963)
Proceeds on disposal of property, plant and equipment			50 075	21 681
Increase in amounts owing by subsidiaries	(556 878)	(479 470)		
Acquisition of interests in subsidiaries	–	(1)		
Proceeds on disposal of listed investments			99 092	73 930
Proceeds on disposal of unlisted investments			25 416	20 374
Increase in amounts owing by share incentive trusts			(12 192)	–
Increase in amounts owing by directors, staff and other loans			(153 035)	(722)
Other investment activities	–	4 597	–	9 279
	(556 878)	(474 874)	(156 915)	(105 421)
23. Capital commitments				
Contracted for			39 993	5 667
Not contracted for			35 301	15 809
			75 294	21 476

The above commitments are in respect of the 12 months after the accounting date. Funds to meet this expenditure will be provided from the company and group's own resources and by borrowings.

	GROUP	
	2002	2001
	R'000	R'000
24. Operating leases		
24.1 The group's minimum commitments in respect of non-cancellable operating leases are as follows:		
Payable within 1 year	**16 753**	7 212
Payable thereafter, but within 5 years	**45 174**	30 209
Payable after 5 years	**692 640**	484 363
	754 567	521 784
24.2 Total future sublease payments	**111 525**	46 812

24.3 Lease agreements are entered into over periods ranging from 8 months to 95 years.

25. Contingent liabilities

25.1 The group has assigned a number of leasehold properties to third parties. These leases all expire between 1 year and 18 years. The maximum potential rent liability under these leases amounts to R180,6 million (2001: R118,7 million).

25.2 As at 30 June 2002 the group had guarantees in respect of UK customs and excise duty deferment of R15,0 million (2001: R10,7 million).

26. Borrowing powers

In terms of the articles of association of the company, the borrowing powers of Tradehold Limited are unlimited.

27. Financial instruments

Financial instruments, other than derivatives, consist of investments, loans, accounts receivable, bank balances and cash and accounts payable resulting from normal business transactions Except for the total exposure represented by the respective balance sheet items, no other exceptional concentration of credit risk has been included. Funds are invested at banks with acceptable credit ratings only.

The group is exposed to interest rate risk due to the extent of borrowings and market related variable interest rate arrangements.

The group has no risk of illiquidity due to unutilised banking facilities and unlimited borrowing powers.

Derivative instruments, in the form of forward foreign exchange contracts, are being applied, subject to the risk assessment of management, to hedge against the currency risk in respect of foreign liabilities. The group does not hold or issue derivative instruments for speculative purposes.

The book value of financial instruments approximate the fair values thereof.

	COMPANY 2002	2001

28. Related parties

Related party relationships exist between the company, its subsidiaries and the directors of the company. All intergroup transactions have been eliminated in the annual financial statements and there are no other material transactions with related parties, except as set out below. Details of the remuneration of the directors and their shareholding are disclosed elsewhere in the annual financial statements.

During October 2001 underwriting commission relating to the rights offer of Tradehold Limited, in the amount of R12,4 million was paid to Titan Global Investments (Pty) Ltd, a company controlled by Dr C H Wiese, his family trusts and/or companies under his control.

29. Retirement benefits

The Brown & Jackson group administers a number of defined contribution schemes and a defined benefit pension scheme and makes contributions to the personal pension plans of certain directors and senior personnel. These contributions are charged to income.

The most significant scheme is a defined contribution scheme, the Poundstretcher Limited 1997 Group Personal Pension Plan. This replaced a defined benefit scheme which was available for certain employees of Poundstretcher Limited.

The defined benefit scheme was closed to new entrants on 1 February 1997. Each member's entitlement has been transferred to a scheme of their choice and the scheme will be wound up as soon as possible. The group is not expected to incur any future costs in relation to the winding up as provision for this has been made by the scheme.

30. Share incentive scheme

30.1 In terms of the rules of the Tradeholdfin Share Incentive Trust the trustees are empowered to acquire and allocate shares and to grant share options, which in total may not exceed 10% of the issued share capital of the company.

30.2 The movements during the accounting period for shares were as follows:	Number of shares 2002	2001
Balance at beginning of the period	–	–
Shares acquired	2 706 307	–
	2 706 307	–

Interest in subsidiaries

	Issued share capital R	Percentage shares held by group 2002 %	2001 %
SUBSIDIARIES			
Brown & Jackson plc			
– Variety retail			
Brown & Jackson plc	£23 500 499	**55**	69
Poundstretcher Ltd	£800 000	**55**	69
Your More Store Ltd	£7 866 820	**55**	69
WEW Group plc	£5 634 901	**55**	69
The Famous Brunswick Warehouse Ltd	£227 025	**55**	69
Other			
– Services			
Tradeholdfin (Pty) Ltd	100	**100**	100
– Investments			
Tradegro Ltd	£48 486 159	**100**	100
Anconan Holding BV	£16 867	**100**	–

Note:
General information in respect of subsidiaries as required in terms of paragraphs 69 and 70 of the Fourth Schedule to the Companies Act is set out in respect of only those subsidiaries, the financial position or result of which are material for a proper appreciation of the affairs of the group. A full list of subsidiaries is available on request.

Tradehold Limited form of proxy

Tradehold Limited

Registration number 1970/009054/06

Incorporated in the Republic of South Africa

Proxy form: Annual general meeting – 25 October 2002

I/We (full names and surname in block letters) ______________________________

of (full address) ______________________________

____

as a member of Tradehold Limited, being the registered holder of ______________ shares in the company, hereby appoint:

1. ______________________________ or

2. ______________________________ or

3. THE CHAIRMAN OF THE MEETING

as my/our proxy to attend, speak and vote on my/our behalf, as indicated below at the annual general meeting of shareholders of Tradehold Limited to be held at 09:30 on 25 October 2002 and at any adjournment thereof:

Indicate with an X in the appropriate block:

		In favour of	Against	Abstain
Ordinary resolutions	1.			
	2.			
	3.			
	4.			
	5.			
	6.			
	7.			
Special resolution				

Signed at ______________________ this ____________ day of ______________________ 2002

Notes:

1. A member entitled to attend and vote at the above annual general meeting shall be entitled to appoint one or more persons, who need not be members of the company as his proxy to attend and speak, to vote or abstain, in his place at such general meeting.
2. If a proxy form, duly signed, is lodged without specific directions as to which way the proxy is to vote, the proxy will be deemed to have been authorised to vote as he thinks fit or to abstain.
3. If the proxy is signed under power of attorney or on behalf of a company, such power or authority, unless previously registered with the company, must accompany it.
4. Proxies must reach the secretary at his office at 36 Stellenberg Road, Parow Industria 7490 (PO Box 6100, Parow East 7501) at least 48 hours before the commencement of the meeting.

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Printing: Hansa Reproprint

TRADEHOLD
LIMITED